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                                                                    EXHIBIT 99.2


1st August 2002

The Directors
UTi Worldwide Inc.
19443 Laurel Park Road
Suite 111
Rancho Dominguez
CA 90220
United States of America

ATTENTION: JOHN THOMPSON

Dear Sirs,

BANKING FACILITY

We are pleased to advise you that Nedcor Bank Limited ("the BANK") has agreed to provide to UTi Worldwide Inc. ("the BORROWER") a multicurrency multi option facility ("the FACILITY") in the aggregate principal amount of Pound Sterling24,300,000 (Twenty Four Million Three Hundred Thousand Pounds) ("the LIMIT") or its equivalent in any other currency or currencies at the discretion of the Bank (a "PERMITTED CURRENCY") on the terms and conditions detailed below.

1.      UTILISATION

1.1 CONDITIONS PRECEDENT The Facility may only be utilised when the Bank notifies the Borrower that it has received, in form and substance satisfactory to the Bank, the documents and evidence specified in schedule 1 provided that if the Bank in its sole discretion allows the Borrower to utilise the Facility prior to the Bank's receipt of such documents, such documents shall be delivered to the Bank within 90 days of the first such utilisation.

1.2 FACILITY OPTIONS Subject to paragraph 2, the Facility may be utilised on any day on which the Bank's London Branch is open for business (a "BUSINESS DAY") by way of the following options (each an "OPTION") and in accordance with the provisions of the schedules relating to such Options (such schedules form part of the terms and conditions of this facility letter and terms used in this facility letter which are not defined herein are defined in the schedules):-

(i)     a revolving short term loan (the "STL") of up to Pound
        Sterling15,000,000 (Fifteen Million Pounds) or its equivalent in any combination of Permitted Currencies (see schedule 2); and/or



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(ii)    guarantee and/or standby letter of credit facility (the "GUARANTEE
        FACILITY" and/or "LETTER OF CREDIT FACILITY") to be utilised to secure banking facilities with other banks (see schedule 3 and schedule 4); and/or

(iii) guarantee and/or standby letter of credit facility (the "PERFORMANCE BOND FACILITY" and/or "LETTER OF CREDIT FACILITY") to be utilised to secure performance undertakings (see schedule 3 and schedule 4); and/or

(iii) a spot and forward foreign exchange facility (the "FEC FACILITY") (which limit for the Bank's risk purposes is taken at 10 per cent), for amounts of up to Pound Sterling3,000,000 or its equivalent in any combination of Permitted Currencies to be utilised by the Borrower and/or UTi International Inc. (together the "BORROWERS") (see schedule 5);

        provided that the aggregate of all of the utilisation under all of the Options shall not at any time exceed the Limit.

1.3 STERLING EQUIVALENT The Sterling Equivalent of any Permitted Currency utilised or available to be utilised under the Facility shall be calculated by the Bank at any time and from time to time by reference to the Bank's then spot rate of exchange in the London Interbank Market for the purchase of the relevant Permitted Currency with Sterling (the "STERLING EQUIVALENT"). The aggregate Sterling Equivalents of all utilisations made or requested under the Facility will be calculated at such time as the Bank shall determine before any utilisation for the purpose of determining compliance with the relevant Option limit and the Limit and, at any other time or times, and, if in any case any such limit(s) has/have been exceeded, then the Bank may, without prejudice to its rights under paragraphs 2 and 3, demand immediate repayment of such amount as is necessary to ensure that such Limit(s) are complied with.

2.      PERIOD

The Facility is available on an on-going basis until further notice subject to the Bank's credit review procedures.

3.      TERMINATION

Notwithstanding any other provision of this facility letter, the Bank may at any time serve notice:-

3.1 demanding immediate repayment of any amounts outstanding by way Cash Advances together with payment of accrued interest and any other sums for which the Borrower is liable under this facility letter; and/or

3.2 to require the Borrower to provide the Bank with full cash cover for the Bank's maximum liability, whether actual or contingent, under any outstanding Letters of Credit, Guarantee or Performance Bond; and/or

3.4     to close out all or any contracts effected pursuant to the FEC Facility;

and to require the Borrower to execute any such further documentation in relation to any cash cover as the Bank shall request.



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4.      PAYMENTS

4.1 CALCULATION Interest and commission shall accrue from day to day and be computed on the basis of the actual number of days elapsed on a 365 day year for amounts in Sterling and South African Rand and a 360 day year for amounts in any other Permitted Currency.

4.2 NO DEDUCTIONS All payments to be made to the Bank hereunder shall be made without set-off or counter claim and free from, clear of and without deduction of any taxes or any other charges or withholdings. If the Borrowers are compelled by law to make any such deduction, the Borrowers may do so and the Borrowers will pay to the Bank such additional amounts as the Bank shall consider necessary to enable the Bank to receive the amount which would have been payable if no such deduction had been required.

4.3 DEBIT TO ACCOUNTS The Borrowers irrevocably authorise the Bank to debit any account the Borrowers may have with the Bank with all or any amounts due from the Borrowers to the Bank in connection with the Facility.

5.      COMPLIANCE COSTS AND INDEMNITY

5.1 NEGOTIATION/ENFORCEMENT EXPENSES The Borrowers agree to reimburse the Bank on demand for all expenses (including legal fees) inclusive of VAT incurred by the Bank in connection with the negotiation and administration of the Facility or any Security Document or in connection with the enforcement, preservation or defence of any of the Bank's rights in respect thereof or in respect of any Security Document.

5.2 COMPLIANCE COSTS The Borrowers will compensate the Bank for any cost or reduced return to the Bank in connection with the Bank's compliance in such manner as the Bank thinks fit with any and all restrictions, requirements, rules and regulations (whether now in force or later introduced) of any applicable regulatory, monetary, fiscal or other authority.

5.3 DEFAULT INTEREST If the Borrowers fail to place the Bank in funds in respect of any amount payable as required under this facility letter, the Borrowers shall pay to the Bank on demand interest on the overdue amount in the currency thereof from the due date up to the date of actual payment (as well after as before judgement), compounded monthly, at a rate of 3% per annum above the cost to the Bank (as conclusively determined by the Bank) of funding such overdue amount from such sources and for such periods as the Bank may decide.

5.4 DEFAULT INDEMNITY The Borrowers shall indemnify the Bank on demand against any claim, cost, loss or expense incurred by the Bank as a result of any default by the Borrowers in the performance of any of the Borrower's obligations to the Bank.

6.      MISCELLANEOUS

6.1 WAIVERS No failure or delay in exercising on the Bank's part any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any further exercise thereof, or the exercise of any other right. No waiver by the Bank shall be effective unless it is in writing.



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6.2     INFORMATION The Borrowers shall provide the Bank promptly with such financial or other information as the Bank may from time to time reasonably request, including, without limitation, the following:-

        (i) Audited consolidated annual financial statements of the Borrowers which are to be provided to the Bank within 90 days of the financial year end.

        (ii) Quarterly financial statements of UTi Worldwide Inc. as required by the Securities and Exchange Commission which are to be provided to the Bank within 60 days of this Borrower's quarter end.

6.3 CALCULATIONS Any calculation or statement made by the Bank and notified to the Borrowers in connection with this facility letter shall be conclusive and binding on the Borrowers in the absence of manifest error and except on any question of law.

6.4 TIMINGS All references in this facility letter to a time of day shall, in the absence of any express statement to the contrary, be a reference to London time.

6.5 ENTIRE AGREEMENT The provisions of this facility letter supersede any correspondence, discussion, representations, statements or agreements prior to the Borrowers' acceptance of this facility letter.

6.6 SEVERABILITY If at any time any one or more of such provisions of this facility letter (or any part) is or becomes invalid, illegal or unenforceable the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

6.7 SET OFF The Bank shall be entitled at any time without notice (both before and after demand) to set off all or part of any of the Borrowers' liabilities now or hereafter due, owing or incurred to the Bank against any credit balance on any account of the Borrowers with the Bank (whether current or otherwise or subject to notice or not or due to the Borrowers or not).

6.8 NEGATIVE PLEDGE The Borrowers and the Security Providers undertake not to alienate, sell or otherwise dispose of, pledge, assign or otherwise charge or encumber any of their assets from the date of this facility letter without the Bank's prior written consent.

6.9 NOTICES Each notice or other communication under this facility letter shall be in writing and shall be given by being left at or sent by post, telex or fax to the Borrowers or to the Bank at their respective address set out above or to such other address as each of them notify to the other in writing from time to time and as the Borrowers are incorporated outside of England and Wales also to the Borrowers at UTi Worldwide (UK) Ltd, Reading Cargo Centre, Hyperion Way, Rose Kiln Lane, Reading, Berks, RG2 0JS. Any such notice or communication shall be deemed to have been given in the case of post two days after being put in the post and in the case of telex or facsimile when transmitted, provided that any communication or notice to the Bank shall be effective only when received.

6.10 DISCLOSURE AUTHORITY The Borrowers hereby authorise the Bank to provide its auditors with such information as it feels is appropriate to ensure that the Borrowers' audited accounts record the Bank's interest in its assets.



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7.      LAW AND JURISDICTION

The Facility shall be governed by and construed in all respects in accordance with English law. For the exclusive benefit of the Bank, the Bank and the Borrowers irrevocably agree that the English courts are to have jurisdiction to settle any disputes which may arise out of or in connection with the Facility and that the Borrower submits to the jurisdiction of such courts for such purpose. Any address to which paragraph 6.9 hereof permits the Bank to deliver notices to the Borrowers shall be an effective address for service on the Borrowers of proceedings in the English courts. Nothing contained in this paragraph shall limit the Bank's rights to take proceedings against the Borrowers and the Security Providers in the courts of any country in which they have assets or in any other courts of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

8.      ACCEPTANCE

This offer is available for acceptance until after which it will cease to be valid unless otherwise agreed by the Bank. Please indicate your acceptance by having authorised officials sign the attached copy of this facility letter and return it to the Bank.


Yours faithfully,
For and on behalf of
Nedcor Bank Limited



/s/ Robert Bates                    /s/ Samantha Chislett

AUTHORISED SIGNATORY                AUTHORISED SIGNATORY



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We, UTi Worldwide Inc., refer to the letter dated 1st August 2002 from Nedcor
Bank Limited to us of which the aforegoing is a copy and hereby agree to, and accept, the terms thereof.


For and on behalf of
UTi Worldwide Inc.



/s/ John Thompson                   /s/ Lawrence Samuels

AUTHORISED SIGNATORY                AUTHORISED SIGNATORY

Date  21 August 2002

Signed in accordance with a resolution passed by a properly constituted board meeting; a certified copy of which is attached.



We, UTi International Inc., refer to the letter dated 1st August 2002 from Nedcor Bank Limited to us of which the aforegoing is a copy and hereby agree to, and accept, the terms thereof.

For and on behalf of
UTi International Inc.



/s/ John Thompson                   /s/ Lawrence Samuels

AUTHORISED SIGNATORY                AUTHORISED SIGNATORY

Date  21 August 2002


Signed in accordance with a resolution passed by a properly constituted board meeting; a certified copy of which is attached.



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                                   SCHEDULE 1

                              CONDITIONS PRECEDENT


Each of the following in form and substance satisfactory to the Bank.

1. The duplicate original of this facility letter duly signed on behalf of the Borrowers.

2.      Originals of the following security documents (the "SECURITY
        DOCUMENTS"):

        ALREADY HELD

        - General Counter Indemnity from UTi Worldwide Inc. to support any Guarantees, Performance Bonds or Letters of Credit issued on behalf of UTi Worldwide Inc. or its Associates.

        - Unlimited cross guarantee and indemnity between the Borrowers and Goddard Company Limited.

        TO BE OBTAINED

        - Unlimited guarantee and indemnity from UTi (Australia) Pty Limited for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Worldwide (Singapore) Pte Limited for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Canada Inc. for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Belgium NV for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi (H.K) Limited for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Deutschland GmbH for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi France S.A.R.L for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Nederland BV for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Networks Inc. for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Worldwide (UK) Limited for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from Union Air Transport (N.A.) NV for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from African Investments BV for the obligations of UTi Worldwide Inc.

        - Unlimited guarantee and indemnity from UTi Asia Pacific Limited for the obligations of UTi Worldwide Inc.

        (each company referred to above will hereinafter be referred to as a "SECURITY PROVIDER").


3. Copies, certified as true, complete and up to date by the secretary or a director of the Borrowers (and the Security Providers, if any) of the certificate of incorporation



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        and memorandum and articles of association (or other constituting documents) of each Borrower and the Security Providers.

4. A copy, certified as true complete and up to date by the secretary or a director of the Borrowers and each of the Security Providers of a resolution of the board of directors of the Borrowers and each of the Security Providers approving the Borrowers' and the Security Providers' entry into and performance of each of the documents to which they are a party and giving details of the officers of the Borrowers and each of the Security Providers authorised to sign each of the documents to which they are a party and any communications and documents relating thereto.



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                                   SCHEDULE 2

                                 SHORT TERM LOAN

1.      UTILISATION

        The STL may be drawn in one or more advances (each a "CASH ADVANCE") in minimum amounts of Pound Sterling100,000 (One Hundred Thousand Pounds Sterling) (or its equivalent as determined by the Bank in any Permitted Currency) for mutually agreed periods of up to 90 days, the minimum period being 7 days and the period being 7 days in the absence of agreement (each an "INTEREST PERIOD") and ending on a Business Day.

        Notice of drawings (including amount, currency, payment instructions and requested Interest Period) must be given to the Bank no later than 10.00 a.m. on the day of drawing for Sterling advances, or by 10.00 a.m. on the second Business Day before the day of the drawing for advances in Permitted Currencies unless otherwise agreed between the Bank and the Borrower from time to time. Notice may be given either orally or in writing (and if given orally such notice shall be confirmed in writing by the Borrower within two Business Days although, for the avoidance of doubt, to the extent that there is any discrepancy between the oral request and the written confirmation, the oral request will prevail).

2.      INTEREST

        Interest will be payable on each Cash Advance, in the currency of such advance, at a rate which is the aggregate of (i) 1% per annum, (ii) the rate (as conclusively determined by the Bank) at which the Bank, in accordance with the Bank's normal practice, is able to obtain deposits of like amount for like periods in the required currency in the London Interbank Market at or about 11.00 a.m. on the date of such advance (if a Sterling advance) or on the second Business Day before the date of such advance (if an advance in any Permitted Currency), and (iii) in the case of Sterling advances only any associated costs resulting from the requirements of the Bank of England in respect of monetary control, liquidity or otherwise, and will be payable on the last day of the Interest Period for such advance in accordance with the terms of this facility letter.

3.      REPAYMENT

        The Borrower will provide to such account as the Bank specifies cleared funds in the currency of such Cash Advances in cover for each maturing Cash Advance, with good value on the expiry date of the relevant Interest Period. However, such cover may be provided out of new Cash Advances subject to the terms of this facility letter.



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                                   SCHEDULE 3

                            LETTER OF CREDIT FACILITY

1.      UTILISATION AND MECHANICS

        The Borrower may request the Bank to open letters of credit ("LETTERS OF CREDIT") in Sterling and/or in Permitted Currencies.

        The Bank will be under no obligation to accept such a request but if it does the Bank will require:-

        (a) all Letters of Credit opened to be on a full recourse basis and subject to I.C.C. Uniform Customs and Practice for Documentary Credits as currently in force and from time to time amended and otherwise in a form and upon terms satisfactory to the Bank;

        (b) applications for Letters of Credit to be made on the Bank's standard application form, or in such other manner as shall be agreed between the Bank and the Borrower from time to time, such applications to be received by 10 a.m. two Business Days prior to the date on which the Borrower wishes the Letter of Credit to be opened unless otherwise agreed by the Bank; and

        (c) the Borrower to execute any other documentation prior to the date on which the Borrower wishes the Letter of Credit to be opened.

2.      CHARGES

        The Borrower shall be charged an issuance fee calculated on the maximum available amount (at the time such fee is payable) of each Letter of Credit issued at the Bank's standard tariff from time to time, payable in advance upon the issuance of such Letter of Credit for the period from issuance of such Letter of Credit to its expiry date.

        The following fees are applicable to the Letter of Credit Facility:

        -   An establishment fee of Pound Sterling200 for each Letter of Credit;

        - 0.75% per annum or part thereof of the amount of the Letter of Credit where the liability secured is a lending facility with another bank;

        - 0.60% per annum or part thereof of the amount of the Letter of Credit where the liability secured is a performance undertaking;

        or such other rate as agreed between the Bank and the Borrower from time to time.

3.      CASH COVER

        Without prejudice to the Bank's right under any other document held or to be held by the Bank in connection with the Facility, the Borrower hereby irrevocably and unconditionally undertakes that, in respect of any payment made by the Bank under each Letter of Credit the Borrower will provide the Bank with cleared funds to such account as specified by the Bank in the appropriate currency to enable the Bank to apply the same in making such payment.



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                                   SCHEDULE 4

                         GUARANTEES & PERFORMANCE BONDS

1.      UTILISATION AND MECHANICS

        The Borrower may request the Bank to issue guarantees, indemnities or other obligations in Sterling and/or in Permitted Currencies to secure banking facilities with other banks (a "GUARANTEE") or performance bond undertakings (a "PERFORMANCE Bond") on its own behalf or on behalf of its subsidiaries (each an "ASSOCIATE") with a maximum validity of 12 months, by sending to the Bank no later than 10.00 a.m. on the Business Day(s) prior to the date on which the Borrower wishes the Guarantee or Performance Bond to be issued, notice specifying the details of the beneficiary, the validity period and the full text of the Guarantee or Performance Bond.

        The Bank will be under no obligation to accept such a request but if it does it will require a properly completed original request from the Borrower as specified in the General Counter Indemnity executed by the Borrower on 25 February 1997 (and subsequent amendments), and/or other corporate approval documentation in form and substance satisfactory to the Bank.

2.      COMMISSION

        The rate of commission for issuing Guarantees will be calculated on the maximum amount of the Bank's actual and/or contingent liability as determined by the Bank under the relevant Guarantee or Performance Bond. Such commission will be due and payable in advance on the date of issue of the relevant Guarantee at the following rates:

        - An establishment fee of Pound Sterling200 for each Guarantee or Performance Bond;

        - 0.75% of the amount of the Guarantee per annum or part thereof for each Guarantee;

        - 0.60% of the amount of the Performance Bond per annum or part thereof for each Performance Bond;

        or such other rate as agreed between the Bank and the Borrower from time to time.

3.      CASH COVER

        Without prejudice to the Bank's rights under any other document held or to be held by the Bank in connection with the Facility, the Borrower hereby irrevocably and unconditionally undertakes that, in respect of any payment made by the Bank under any Guarantee and/or Performance Bond, the Borrower will provide the Bank with cleared funds to such account as specified by the Bank in the appropriate currency to enable the Bank to apply the same in making such payment.



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                                   SCHEDULE 5

                                  FEC FACILITY

1.      UTILISATION

        The FEC Facility may be utilised by the Borrowers by way of spot and forward foreign exchange contracts entered into by the Borrowers (each a "FX CONTRACT"). Each FX Contract shall:-

        (a) be on the usual terms of the Bank; and

        (b) be of a duration of not more than 6 months.

        Payment and delivery instructions may be given orally or in writing. However, oral instructions are subject to the prior completion of a telephone dealing mandate in the Bank's standard format and must be confirmed in writing within 2 Business Days.

        The total aggregate value of all FX Contracts whether spot or forward and whether sales or purchases which may be outstanding for settlement on the same day may not exceed Pound Sterling1,200,000 (One Million Two Hundred Thousand Pounds Sterling).



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